EXHIBIT 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-113415 of Westar Energy, Inc. on Form S-3 of our report dated March 5, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to changes in the Company’s accounting policies: in 2003 the Company changed its method of accounting for asset retirement obligations and consolidation of variable interest entities; its method of accounting for goodwill and other intangible assets, and impairment of long-lived assets in 2002; and accounting for derivative contracts and hedging activities in 2001), appearing in the Annual Report on Form 10-K of Westar Energy, Inc. for the year ended December 31, 2003 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
March 12, 2005